Law Offices Of Michael H. Hoffman, P.A.

9116 Byron Avenue
Miami, Florida  33154
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

September 5, 2008

United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re:          Sadhana Equity Investment, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No.  0-52188

Dear Sir or Madam:

On behalf of Sadhana Equity Investment, Inc. (the “Company”), we are responding to the letter from the staff of July 22, 2008 to Ellen J. Talles, President, commenting on the disclosure pertaining to the evaluation of the Company’s internal control over financial reporting for the year ended December 31, 2007.

The Company respectfully informs the staff that it disclosed the report on the assessment of the Company’s internal control over financial reporting as of December 31, 2007 in the Form 10-KSB filing for the year ended December 31, 2007 (the “filing”), pursuant to Rules 13a-15 and 15d-15 promulgated under the Securities Exchange Act of 1934, as amended, and such report provides an assessment and a conclusion as to the effectiveness of the Company’s internal control over financial reporting, as required by Item 308T(a) of Regulation S-B.  The Company wishes to inform the staff that such report is contained on pages 26 and 27 of the filing.

The Company acknowledges that (A) it is responsible for the adequacy and accuracy of the disclosure in the filing, (B) staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (C) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.
Michael H. Hoffman, Esq.